UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MySkin, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62863T102
(Cusip Number)

Tony Verzura 816 Acoma Street, #1607 Denver, Colorado 80204 (407) 432-2547
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62863T102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tony Verzura
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,952,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,952,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,952,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 62863T102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value of $0.001 per share (the “Common Stock”) of MySkin, Inc., whose principal executive offices are located at 10235 Woodrose Lane, Highlands Ranch, Colorado 80129 (the “Issuer”).

Item 2.  Identity and Background.

(a)

The name of the reporting person is Tony Verzura (the “Reporting Person”).

(b)

The business address of the Reporting Person is 816 Acoma Street, #1607, Denver, Colorado 80204.

(c)

Prior to March 26, 2014, Mr. Verzura was the patient care facilitator and Chief Operating Officer and a member of RiverRock LLC, a medical marijuana company, located at 4935 York Street, Denver, Colorado 80216.  On March 26, 2014, he also became the Vice President and a Director of MySkin, Inc.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person acquired the 14,952,000 shares of Common Stock directly from the Issuer pursuant to the terms of a License Agreement dated March 26, 2014, by and among the Issuer, Mr. Verzura and two other persons.  The License Agreement provided for certain intellectual property to be licensed to the Issuer by Mr. Verzura and the other two persons in exchange for shares of the Issuer’s common stock.  Mr. Verzura received 14,952,000 shares in this transaction.

Item 4.  Purpose of Transaction.

To acquire an equity interest in the Issuer and to become an officer and director of the Issuer.  Please see the Form 8-K filed by the issuer on March 28, 2014, for a description of the terms of this transaction and a copy of the License Agreement which was filed as an exhibit to the Form 8-K.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person beneficially owned an aggregate of 14,952,000 shares of Common Stock, representing 34.3% of the outstanding shares of Common Stock as of March 26, 2014.

(b)

The Reporting Person has the sole right to vote and dispose, or direct the disposition of, 14,952,000 shares of Common Stock beneficially owned by the Reporting Person as of March 26, 2014.

(c)

The 14,952,000 shares of Common Stock reported herein were acquired by the Reporting Person from MySkin, Inc. on March 26, 2014.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,952,000 shares of Common Stock owned by the Reporting Person on March 26, 2014.

(e)

Not applicable.

CUSIP No. 62863T102	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Verzura and the Issuer agreed that Mr. Verzura would become an officer and director pursuant to the terms of the License Agreement between the Issuer, Mr. Verzura and two other parties dated March 26, 2014.

Item 7.  Material to Be Filed as Exhibits.

License Agreement dated March 26, 2014, by and among MySkin, Inc., Earnest Blackmon, Tony Verzura and Chad Ruby.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tony Verzura Tony Verzura

April 2, 2014